SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 4, 2006

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Enclosure: Press release – **AngloGold Ashanti announces changes to its Board**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA11.06

4 August 2006

AngloGold Ashanti announces changes to its Board

AngloGold Ashanti is pleased to announce the appointment of two new members to its Board of Directors.

Joseph Henry (J.H.) Mensah, who holds an MSc in Economics from London University, has extensive experience in international and local economic management. He is the Chairman of the National Development Planning Commission in Ghana and a member of the Ghana Parliament representing the Sunyani constituency. He will be joining the Board with effect from 4 August 2006.

Professor Wiseman Nkuhlu, who holds a BCom degree from the University of Fort Hare, is a certified chartered accountant with the South African Institute of Chartered Accountants and is a past national president of the Institute. He also holds an MBA from the University of New York and is a respected South African academic, professional and business leader. Professor Nkuhlu joins the Board, and has been appointed deputy chairman of the Audit and Corporate Governance Committee, with effect from 4 August 2006.

Russell Edey, Chairman of the Board of Directors, commented: "We welcome J.H. Mensah and Wiseman Nkuhlu to our board and look forward to the contribution that they will doubtless make to the success and sound governance of AngloGold Ashanti".

Simultaneously, AngloGold Ashanti announces the resignation from its Board of Lazarus Zim, together with his alternate David Barber. This move follows the reduction in the shareholding of Anglo American in AngloGold Ashanti and Mr Zim's move to a non-executive role in Anglo American. The Board has expressed its gratitude to Mr Zim and Mr Barber for their diligent contribution to the Board.

ENDS

Queries

South Africa	Tel:	Mobile:	E-mail:
Steve Lenahan	+27 (0) 11 637 6284	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com



DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name	**Nature of Change**
Mr Joseph Henry Mensah	Appointed as a non-executive director effective 4 August 2006
Professor Lumkile Wiseman Nkuhlu	Appointed as a non-executive director effective 4 August 2006
Mr Polelo Lazarus Zim	Resigned as a non-executive director effective 4 August 2006
Mr David Duncan Barber	Resigned as an alternate director effective 4 August 2006

Taking account of the above the board of directors should read as follows:

Directors			**Alternate Directors**	
Mr R P Edey	(Chairman)	(British)		
Dr T J Motlatsi	(Deputy Chairman)			
Mr R M Godsell	(Chief Executive Officer)			
Dr S E Jonah, KBE	(President)	(Ghanaian)		
Mr F B Arisman		(American)		
Mr R E Bannerman		(Ghanaian)		
Mrs E le R Bradley				
Mr C B Brayshaw				
Mr R Carvalho Silva		(Brazilian)		
Mr R Médori		(French)	Mr P.G. Whitcutt	
Mr J H Mensah		(Ghanaian)		
Mr W A Nairn			Mr A.H. Calver	(British)
Mr N F Nicolau				
Prof. L W Nkuhlu				
Mr S R Thompson		(British)		
Mr A J Trahar				
Mr S Venkatakrishnan		(British)		

4 August 2006

JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 04, 2006

By: /s/ C R Bull

Name: C R Bull

Title: Company Secretary